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                                                        SEC FILE NUMBER
                                                            0-28622
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                                                         CUSIP NUMBER
                                                         457660 10 1
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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended:  December 31, 1996
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

InSight Health Services Corp.
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Former Name if Applicable

4400 MacArthur Boulevard, Suite 800
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Address of Principal Executive Office (Street and Number)

Newport Beach, CA 92660
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X / will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


See Exhibit A attached hereto and incorporated herein by reference.



                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/84)



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Thomas V. Croal                714              476-0733
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    See Exhibit B attached hereto and incorporated herein by reference.
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                         InSight Health Services Corp.
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date   February 14, 1997          By   /s/ Thomas V. Croal
        --------------------------        ---------------------------------
                                           Thomas V. Croal, Exec. V.P. & CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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                                EXHIBIT A
                            TO FORM 12b-25 OF
                       INSIGHT HEALTH SERVICES CORP.

PART III - NARRATIVE

     Insight Health Services Corp. ("Company") was incorporated in February 1996 and became subject to the reporting requirements of the Securities Exchange Act of 1934 on June 26, 1996, upon the consummation of a merger which resulted in two public companies, Maxum Health Corp. ("Maxum") and American Health Services Corp. ("AHS"), becoming wholly-owned subsidiaries of the Company. The merger was accounted for under the purchase method of accounting. Maxum was deemed the acquiror for accounting purposes and Maxum's financial statements therefore became the Company's financial statements as of June 26, 1996. The Company's fiscal year ended June 30, 1996. On August 12, 1996, the Company filed a transition report on Form 10-Q (including unaudited financial statements) with respect to each of Maxum and AHS, whose fiscal years ended December 31, 1995, for the transition period from January 1, 1996 to June 26, 1996 ("Transition Period"). On October 15, 1996, the Company filed its first Annual Report on Form 10-K, which covered the period ended June 30, 1996 ("Form 10-K"), which included audited financial statements for each of Maxum and AHS for the Transition Period in addition to audited financial statements for the Company for the period from, January 1, 1996 to June 30, 1996, and for the years ended December 31, 1995, 1994 and 1993. On November 19, 1996, the Company filed its first Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996 which included unaudited financial statements of the Company for the period ended September 30, 1996 (reflecting the combined operations of of AHS and Maxum) and for the period ended September 30, 1995 (reflecting the operations of Maxum only). The Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1996 ("Form 10-Q") will include unaudited financial statements of the Company for the period ended December 31, 1996, (reflecting the combined operations of AHS and Maxum) and for the period ended December 31, 1995 (reflecting the operations of Maxum only). The Company was unable to file the Form 10-Q in a timely fashion without unreasonable effort or expense because (i) its financial staff have been devoting substantial time to other post-merger matters, including the consolidation of all the financial records into a single accounting system in Southern California, which has caused delays, and detracted from the Company's ability to complete the Form 10-Q, and (ii) factors associated with the merger, including the different fiscal years of the Company and its predecessors, have made compliance with the Form 10-Q disclosure requirements more complicated and therefore more time consuming.


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                                   EXHIBIT B
                               TO FORM 12b-25 OF
                         INSIGHT HEALTH SERVICES CORP.

PART IV - OTHER INFORMATION

(3)  EXPLANATION OF CHANGE IN RESULTS OF OPERATIONS

     As noted in response to Part I, because Maxum was the acquiror for accounting purposes in connection with the merger, Maxum's financial statements became the Company's financial statements as of June 26, 1996. The Company's operating results reflected in the Form 10-Q for the six and three months ended December 31, 1996 will be the consolidated results of its operating subsidiaries, Maxum and AHS; however, the historical operating results for the six and three months ended December 31, 1995 will be those of Maxum.

     The Company will report net income of approximately $368,000 for the six months ended December 31, 1996, as compared to a net loss of approximately $(3,340,000) for the comparable period in 1995.



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